# Swaggle, Inc.

# MANAGEMENT'S SELF CERTIFICATION

I, Yue Niu, certify that:

(1) The financial statements of Swaggle, Inc. included in this Form are true and complete in all material respects; and

(2) The tax return information of Swaggle, Inc. included in this Form reflects accurately the information reported on the tax return for Swaggle, Inc. filed for the fiscal years ended December 31, 2015 and 2014:

| Tax Year | Total Income | Taxable Income | Total Tax |
|---|---|---|---|
| 2015 | $0 | $0 | $0 |
| 2014 | $0 | $0 | $0 |



Yue Niu, Founder and CEO
Washington DC
July 27, 2016

# Swaggle, Inc.

Financial Statements (unaudited)

Years Ended December 31, 2015 and 2014

Contents:

# Swaggle, Inc.

## Balance Sheets (Unaudited) December 31, 2015 and 2014

|  | December 31, | | | |
|---|---|---|---|---|
|  | 2015 | | 2014 | |
| **ASSETS** | | | | |
| **Current assets:** | | | | |
| Cash and cash equivalents | $ | 307.29 | $ | 100 |
| Accounts receivable | | - | | - |
| Inventory | | - | | - |
| **Total current assets** | $ | 307.29 | | - |
| Furniture and equipment, net | | - | | - |
| Other long lived assets, net | | - | | - |
| **TOTAL ASSETS** | $ | 307.29 | $ | 100.00 |
| **LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)** | | | | |
| **Current liabilities** | | | | |
| Accounts payable and accrued expenses | $ | - | $ | - |
| Due to shareholder (related party) | | 3,200.00 | | - |
| Current maturities of long-term debt | | - | | - |
| **Total current liabilities** | | 3,200.00 | | - |
| Long-term debt, net of current portion | | - | | - |
| **Total liabilities** | | 3,200.00 | | - |
| **Stockholders' equity (deficit):** | | | | |
| Common stock - $.00001 par value, 10,000,000 authorized; 1,000,000 shares issued and outstanding at December 31, 2015 | | 100.00 | | 100.00 |
| Additional paid-in capital | | - | | - |
| Accumulated deficit | | (2,992.71) | | - |
| **Total stockholders' equity (deficit)** | | (2,892.71) | | - |
| **TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)** | $ | 307.29 | $ | - |

The notes are an integral part of these financial statements.

**Swaggle, Inc.**
**Statements of Operations (Unaudited) Years**
**Ended December 31, 2015, 2014**

| | Year Ended | |
| --- | --- | --- |
| | December 31, 2015 | December 31, 2014 |
| Revenue | $ - | $ - |
| Cost of sales | - | - |
| **Gross profit** | - | - |
| **Expenses:** | | |
| Selling and marketing | 300.00 | - |
| Research and development | 2,151.74 | |
| General and administrative | 500.00 | |
| Office Supplies | 40.97 | - |
| **Total expenses** | 2,992.71 | - |
| **Loss from operations** | (2,992.71) | - |
| **Other income (expense)** | | |
| Interest income | - | - |
| Interest expense | - | - |
| | - | - |
| **Net Loss** | $ (2,992.71) | $ - |

The notes are an integral part of these financial statements.


**Swaggle, Inc.**

**Statement of Stockholders' Equity  (Unaudited)**
**Years Ended December 31, 2015, 2014**


| | Common stock - $.00001 par value | | Additional | | |
| --- | --- | --- | --- | --- | --- |
| | Number of Shares | Par Value | Paid-in Capital | Accumulated Deficit | Total |
| Balance, December 31, 2014 | 1,000,000 | $  0.0001 | $          - | $          - | $      100 |
| Issue common stock for cash | - | - | - | - | - |
| Net income | | | | (2,992.71) | (2,992.71) |
| Balance, December 31, 2015 | 1,000,000 | $  0.0001 | $          - | $ (2,992.71) | $(2,892.71) |

The notes are an integral part of these financial statements.

- 3 -


**Swaggle, Inc.**

**Statements of Cash Flows (Unaudited)**

**Years Ended December 31, 2015, 2014**


| | Year Ended | |
| --- | --- | --- |
| | December 31, 2015 | December 31, 2014 |
| **Cash flows from operating activities:** | | |
| Net loss | $ (2,992.71) | $ - |
| Adjustments to reconcile net loss to net cash used in operating activities: | | |
| | - | - |
| **Net cash used in operating activities** | (2,992.71) | - |
| **Cash flows from investing activities:** | | |
| | **-** | **-** |
| **Net cash used in investing activities** | - | - |
| **Cash flows from financing activities:** | | |
| Repayment of amount due to shareholder | 3,200.00 | - |
| Proceeds from sale of stock | - | 100 |
| Proceeds from additional paid-in capital | - | - |
| **Net cash used in financing activities** | **207.29** | **100** |
| Net change in cash and cash equivalents | 207.29 | 100 |
| Cash and cash equivalents - beginning of the period | 100.00 | - |
| Cash and cash equivalents - end of the period | $ 307.29 | $ 100 |
| Supplemental disclosure of cashflow information: | | |
| Interest paid | $ - | $ - |
| Income taxes | $ - | $ - |


The notes are an integral part of these financial statements.


Swaggle, Inc.
Notes to the Financial Statement (unaudited)
For the Years Ended December 31, 2015 and 2014

1. GENERAL

   Swaggle, Inc., a Delaware C corporation was formed September 16, 2014. Swaggle (the Company) is an on-line marketplace to allow users to upload, post, display, organize, browse, swap, buy and sell apparel, shoes, apparel accessories, footwear accessories, jewelry accessories, accessories for watches and time pieces, and headwear accessories, via the Internet and wireless networks. The financial statements are expressed in US dollars and have been reclassified to reflect the presentation of a C corporation. This reclassification had no effect on the expenses or cash flows of the Company. The Company is not a subsidiary nor does it have any subsidiaries.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

   **Basis of Accounting**

   The financial statements of the Company are unaudited and have been prepared using accounting principles generally accepted in the United States that are applicable to a going concern which contemplates that the Company will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of business.

   The Company is currently seeking funding in order to finance its business strategy, operations and growth through the issuance of equity, debt, or a combination of the two. The failure to obtain this funding would be detrimental to the Company. The accompanying financial statements do not include any adjustments relating to the recoverability and classification of asset carrying amounts or the amount and classification of liabilities that might result from the outcome of this uncertainty. The Company has never had revenue and is reporting a growing accumulated deficit. These circumstances raise substantial doubt about the Company's ability to continue as a going concern.

   The Company is a development stage company and during the years ended December 31, 2014 and 2015 there have been no sales and limited operations. In accordance with U.S. general accepted accounting principle ASU 2014-10, the Company is not required to (1) present inception-to-date information in the statements of income, cash flows, and shareholder equity, (2) label the financial statements as those of a development stage entity, (3) disclose a description of the development stage activities in which the entity is engaged, and (4) disclose in the first year in which the entity is no longer a development stage entity that in prior years it had been in a development stage.

   **Nature of Operations**

   The principle activities of the Company will be an on-line marketplace to allow users to upload, post, display, organize, browse, swap, buy and sell apparel, shoes, apparel accessories, footwear accessories, jewelry accessories, accessories for watches and time pieces, and headwear accessories, via the Internet and wireless networks.

   **Subsequent Events**

   The Company has evaluated subsequent events for recognition and disclosure through July 27, 2016, which is the date the financial statements were available to be issued.

Swaggle, Inc.
Notes to the Financial Statement (unaudited)
For the Years Ended December 31, 2015 and 2014

**Use of Estimates**

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

**Research and Development**

The Company expenses research and development costs as incurred.

**Income Taxes**

Income tax expense includes the current year income tax paid or payable (or refundable), and the change in deferred tax assets and liabilities. A deferred tax asset or liability results from the difference between the tax basis of an asset or liability and its reported amount in the financial statements that will result in taxable or deductible amounts in future years when recovered or settled.

In accordance with Accounting Standard ASC 740, uncertain tax positions are recognized if management believes it is more likely than not that a tax position will be sustained based on the merits of the position, presuming the position will be examined by an appropriate tax authority having full knowledge of all relevant information. As of December 31, 2014 and 2015, the Company had no uncertain tax positions that qualify for recognition in the financial statements.

For the periods presented the Company was a pass-through entity and as such no taxes or deferred tax assets or liabilities are reported at the company level.

3. DUE TO SHAREHOLDER

Amounts due do shareholder represent amounts supplied to the company to fund operations since inception. The shareholders are the co-founders. There are no fixed terms of repayment.

4. SHAREHOLDERS' EQUITY

Common Stock
The Company has authorized 10,000,000 of common stock with a par value of $0.00001. The Company issued 1,000,000 founders shares to Yue Niu, Mike Ashe, Martin Sherene and Mok-yi Chow at inception. There are no other classes of stock authorized by the Company at this time.

Swaggle, Inc.
Notes to the Financial Statement (unaudited)
For the Years Ended December 31, 2015 and 2014

Preferred Stock

The Company will amend its Certificate of Incorporation in 2016 to authorize two classes of preferred stock, "Flash CF Preferred Stock" and "FlashSeed Preferred Stock," as part of its fundraising efforts. Both will be convertible 1:1 into the Company's common stock and will have the same voting rights as common stock. The FlashSeed preferred stock will also have standard anti-dilution protection.

5. CONTINGENCIES

The Company has never been involved in any litigation, there is no pending or threatened litigation of which management is aware, and there are no contingent liabilities of which management is aware.